Exhibit 5
                                                                       ---------


E-Cruiter.com Inc.
Consolidated Balance Sheets
As at May 31

E-CRUITER.COM INC. LOGO


For Immediate Release

             E-Cruiter.com Revenue Increases 76% Over Last Year and
                       Pro-forma Revenue Surges Over 1000%

   Human Capital Solutions Company reports Q4 and Fiscal 2001Year End Results

Ottawa, CANADA, July 31, 2001 - E-Cruiter.com Inc. (NASDAQ - ECRU) - a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services, today announced its financial results for the fourth quarter and year ended May 31, 2001. All figures are in Canadian dollars.

Revenue for fiscal 2001 was $3,078,989, a 76% increase over fiscal 2000. Gross profit was $787,133, or 26% of revenue, compared with $127,960, or 7% of revenue, for fiscal 2000. Net loss for the year was $7,636,921 ($0.99 per share), compared with a loss of $7,298,403 ($1.29 per share) in fiscal 2000.

Pro-forma revenue for fiscal 2001, which includes the acquisitions of Allen And Associates and OMNIpartners Inc. during the year, as well as the recent acquisition of RezLogic, was $25.4 million. Upon completion of the acquisitions, E-Cruiter.com will have a total of 20 offices across North America and over 240 employees.

"Fiscal 2001 was a highly important transition year for E-Cruiter.com, highlighted by strategic acquisitions which significantly expanded and diversified our revenue base and broadened our comprehensive suite of human capital management solutions," said Michael Mullarkey, President and CEO, E-Cruiter.com. "This year, we are continuing with our expansion and consolidation strategy in order to solidify our position as a leading provider of Web-enabled tools and professional services that address the full life cycle of the employer/employee relationship."

Fiscal 2001 Highlights:
-----------------------
o Signed a definitive agreement to acquire Allen And Associates, a career transition and outplacement firm delivering a variety of career planning and recruitment services.
o Signed a definitive agreement to acquire OMNIpartners, a recruitment research and HR services firm offering executive and professional search services to the Fortune 2000.

o Announced the appointment of Michael Mullarkey as president and chief executive officer to lead the company's U.S. expansion and acquisition strategy.
o        Customer renewal rate topped 90% for the year.
o        Named to the Branham300 List of top IT companies.
o Announced posting partnership with HotJobs.ca and a certified partner program with Headhunter.net, providing increased reach for North American clients using E-Cruiter.com's Web-based hiring management services.
o Also announced agreements with careerclick.com, Marketingjobs.com, Jobshark.com, MoreTechjobs.com and CanadaJob.
o        Released E-Cruiter Versions 3.0 and 3.1.

Subsequent to year-end, E-Cruiter.com signed a definitive agreement to acquire Colorado-based RezLogic, Inc., broadening its technology platform and the customer value of its service offerings. The company also acquired the technology of Florida-based resumeXPRESS, which enables job seekers to distribute their resumes to thousands of employers, recruiters and online resume database services across the U.S. and Canada.

The acquisitions of Allen And Associates and OMNIpartners closed on July 27, 2001 after regulatory and shareholder approval.

Revenue for the fourth quarter, excluding acquisitions, increased by 14% over the same period last year to $736,567. Net loss for the fourth quarter was $1,876,628 ($0.24 per share), compared with a net loss of $2,050,249 ($0.27 per share) for the corresponding period last year.

The company's balance sheet remains strong. As of May 31, 2001, the company had cash and short-term investments of $5.5 million.

"We are on target for continued strong growth at the top line and expect to achieve positive EBITDA on a full-year basis for fiscal 2002," continued Mullarkey. "This reflects the success of our strategy to deliver bundled, managed, human capital services to individuals, corporations and recruiters alike within a common technology framework."

About E-Cruiter.com Inc.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., and Watson Wyatt Worldwide to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).


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

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

                                      -30-

For More Information:
---------------------

Media Contacts:
Maggie O'Lett-Patterson
High Road Communications
A Fleishman-Hillard Company
Tel: 613-236-0909 ext. 314
E-mail: molett@highroad.com
        -------------------

Investor Relations Contacts:
Tammie Brown
E-Cruiter.com
Tel: 613-236-2263 ext. 263
Email: tammie.brown@ecruiter.com
       -------------------------

Craig Armitage
Fleishman-Hillard
Tel: 416-214-0701 ext. 322
E-mail: armitagc@fleishman.com
        ----------------------





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

E-Cruiter.com Inc.
Consolidated Balance Sheets
As at May 31

                                                                                               2001                   2000
                                                                                               ----                   ----
 Assets
 Current assets
 Cash and cash equivalents                                                                     100,739                246,998
 Short-term investments                                                                      5,413,571             13,597,509
 Accounts receivable, net of allowance for doubtful accounts of $20,381 (2000 -
       $50,000)                                                                                491,373                718,862
 Prepaid expenses                                                                              413,397                482,957
 Other receivables                                                                             248,482                 65,253
                                                                                      -----------------------------------------

                                                                                             6,667,562             15,111,579
 Deferred costs                                                                                 27,680                 83,040
 Capital assets                                                                              1,594,769                988,341
                                                                                      -----------------------------------------

                                                                                             8,290,011             16,182,960
                                                                                      -----------------------------------------

 Liabilities and Shareholders' Equity
 Current liabilities
 Trade accounts payable                                                                        490,579                166,428
 Accrued liabilities                                                                           539,328                640,917
 Accrued compensation                                                                          313,909                223,609
 Deferred revenue                                                                              345,049              1,133,840
 Current portion of long-term obligations                                                       80,708                145,184
                                                                                      -----------------------------------------

                                                                                             1,769,573              2,309,978
 Long-term obligations                                                                         302,137                 42,219
                                                                                      -----------------------------------------

                                                                                             2,071,710              2,352,197
                                                                                      -----------------------------------------

 Commitments

 Shareholders' equity
 Common shares  - issued and outstanding - 7,712,262 (2000 - 7,701,628)                     26,070,065             26,045,606
 Deficit                                                                                   (19,851,764)           (12,214,843)
                                                                                      -----------------------------------------

                                                                                             6,218,301             13,830,763
                                                                                      -----------------------------------------

                                                                                             8,290,011             16,182,960
                                                                                      -----------------------------------------

E-Cruiter.com Inc.
Consolidated Statements of Loss
For the years ended May 31

                                                                        2001                  2000                  1999
                                                                        ----                  ----                  ----
 Revenue                                                              3,078,989             1,752,730             1,399,557

 Cost of revenue                                                      2,291,856             1,624,770               848,769
                                                               ----------------------------------------------------------------

 Gross profit                                                           787,133               127,960               550,788
                                                               ----------------------------------------------------------------

 Expense
 Selling                                                              2,289,273             1,625,434               818,601
 Marketing                                                            1,444,879             2,014,684               612,796
 General and administrative                                           2,043,930             1,401,991               619,265
 Research and development                                             3,344,965             2,460,600               606,088
                                                               ----------------------------------------------------------------

                                                                      9,123,047             7,502,709             2,656,750
                                                               ----------------------------------------------------------------

 Operating loss                                                      (8,335,914)           (7,374,749)           (2,105,962)


 Interest and other income                                              764,558               767,499                16,311
 Interest expense                                                       (65,565)             (691,153)             (122,759)
                                                               ----------------------------------------------------------------

 Net loss for the year                                               (7,636,921)           (7,298,403)           (2,212,410)
                                                               ----------------------------------------------------------------


 Basic and fully diluted loss per common share                            (0.99)                (1.29)                 (0.57)
                                                               ----------------------------------------------------------------

 Weighted average number of common shares outstanding
       during the year                                                7,710,284             5,649,783             3,854,579
                                                               ----------------------------------------------------------------


E-Cruiter.com Inc.
Consolidated Statements of Cash Flows
For the years ended May 31

                                                                        2001                  2000                  1999
                                                                        ----                  ----                  ----
 Cash flows from (used in)
 Operating activities
 Net loss for the year                                             (7,636,921)              (7,298,403)            (2,212,410)
 Amortization of capital assets                                        721,049                 368,937                117,150
 Amortization of lease inducement                                      (6,281)                       -                      -
 Amortization of other long term assets                                 55,360
 Non-cash interest on convertible promissory notes                           -                 581,335                104,238
 Net change in operating components of working capital (note
       10)                                                           (418,302)                 451,440                 20,835
                                                               ----------------------------------------------------------------

                                                                   (7,285,095)              (5,896,691)            (1,970,187)
                                                               ----------------------------------------------------------------

 Investing activities
 Purchase of capital assets                                        (1,165,432)                (927,035)              (105,588)
 Purchase of short-term investments                                          -             (19,756,000)                     -
 Sale of short-term investments                                      8,183,938               6,158,491                      -
 Purchase of other long-term assets                                          -                 (83,040)                     -
                                                               ----------------------------------------------------------------

                                                                     7,018,506             (14,607,584)              (105,588)
                                                               ----------------------------------------------------------------

 Financing activities
 Proceeds from share issuance                                                -              23,164,437              1,000,000
 Costs relating to share issuance                                            -              (3,665,868)                     -
 Proceeds from exercise of options                                      24,459                  15,005                      -
 Redemption of shares                                                        -                       -                (30,000)
 Proceeds from issuance of convertible promissory notes                      -                       -              2,600,000
 Costs relating to issuance of convertible promissory notes                  -                (275,000)               (77,079)
 Proceeds from shareholder loan                                              -               1,300,000                      -
 Repayment of shareholder loan                                               -              (1,300,000)                     -
 Proceeds from lease inducement                                        251,230                       -                      -
 Proceeds from bank financing                                          160,000                 190,000                      -
 Repayment of bank financing                                         (255,000)                (137,083)               (50,000)
 Capital lease payments                                               (60,359)                 (46,000)               (55,603)
                                                               ----------------------------------------------------------------

                                                                       120,330              19,245,491              3,387,318
                                                               ----------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents                    (146,259)              (1,258,784)             1,311,543
 Cash and cash equivalents - Beginning of year                         246,998               1,505,782                194,239
                                                               ----------------------------------------------------------------
 Cash and cash equivalents - End of year                               100,739                 246,998              1,505,782
                                                               ----------------------------------------------------------------

 Supplementary cash flow information:
 Purchase of capital assets under capital lease                      (105,852)                 (56,313)               (63,149)
 Proceeds from capital leases                                          105,852                  56,313                 63,149
 Interest paid                                                        (23,865)                 (64,871)               (20,313)



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